August 14, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied UV, Inc.

Amendment No.1 to Registration Statement on Form S-1

Submitted July 16, 2020

File No. 333-239892

Dear Staff:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 11, 2020 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1A”) submitted on July 31, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Dilution, page 33

1. We note your dilution disclosures and are unable to recalculate the amounts you have presented in your table. Specifically, it is unclear how you arrived at your pro forma net tangible book value at June 30, 2020 of $7,125,478. Please provide us with the details of your calculations, or otherwise revise your dilution determination accordingly.

The Company has calculated its pro forma net tangible book value at June 30, 2020 in the Form S-1A/2 as follows:

$1,675,063 of actual stockholder’s equity as of June 30 plus $4,550,000 of net offering proceeds plus $1,150,415 related to the issuance in July 2020 of 230,083 shares of common stock valued at $5.00 per share as compensation for officers and directors of the Company, which equals pro forma stockholder’ equity of 7,375,478.

The Company has footnoted “Total stockholders’ equity” in the pro forma column of the Capitalization Table on page 32 to include the above calculation. Also, the Company has revised the disclosure under Dilution regarding net tangible book value to read as follows:

“After giving effect to the sale of 1,000,000 shares in this offering at an initial public offering price of $5.00 per share for net proceeds of approximately $4.55 million and the issuance of 230,083 shares, having a value of $5.00 per share, to officers and directors of the Company as compensation in July 2020, as if such offering and such share issuances had occurred at the end of June 30, 2020, our pro forma net tangible book value as of June 30, 2020 would have been $7,375,478, or approximately $1.51 per share of our common stock.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019, page 40

2. In the first sentence of the first paragraph, you state “in six months ended 2020, cash provided by operating activities was $303,148, as compared to cash provided in operating activities was $423,908 in three months ended 2019.” Please revise your registration statement to compare your most recent operating cash to cash provided by operating activities of $535,610 for the six months ended June 30, 2019.

The Company has made the requested revision in the Form S-1A/2.

3. In the third paragraph, your narrative says that “in six months 2020, cash provided by financing activities was $425,867, as compared to cash used in financing activities of $31,739 in six months ended 2019. Please revise your disclosure as these amounts do not correspond to the financing activities in your statements of cash flows for the six months ended June 30, 2020 and 2019.

The Company has made the requested revision in the Form S-1A/2.

Consolidated Financial Statements - June 30, 2020 and 2019

Note 10 – Costs and Estimated Earnings on Contracts in Progress, page F-43

4. In Note 1, you disclose that deferred revenue from projects done at your Mount Vernon facility at June 30, 2020 and December 31, 2019 were $642,486 and $844,331, respectively. However, your tables in Note 10, which detail the costs and estimated earnings on contracts in progress at the Mount Vernon facility, show deferred revenue of $283,135 and $949,790 at June 30, 2020 and December 31, 2019, respectively. Please revise your tables to reconcile these deferred revenue balances to the corresponding amounts appearing in Note 1 for each period presented. This comment also applies to the December 31, 2019 deferred revenue balance appearing in Note 10 on page F-20.

The Company has made the requested revisions in the notes to the financial statements of the Form S-1A/2.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

/s/ Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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